EXHIBIT 99.1

Annual Meeting of Shareholders of
TransCanada Corporation (“TransCanada”)

May 5, 2017

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations, Section 11.3

1. Election of Directors

By resolution passed via ballot, the following 12 nominees were appointed as Directors of TransCanada to serve until the next annual meeting of shareholders of TransCanada, or until their successors are elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Kevin E. Benson	490,849,677	99.70	1,490,399	0.30
Derek H. Burney	490,454,317	99.62	1,879,641	0.38
Stéphan Crétier	491,105,654	99.75	1,235,741	0.25
Russell K. Girling	491,216,793	99.77	1,125,652	0.23
S. Barry Jackson	488,982,397	99.32	3,357,679	0.68
John E. Lowe	491,289,678	99.79	1,044,280	0.21
Paula Rosput Reynolds	488,695,671	99.26	3,646,771	0.74
Mary Pat Salomone	490,611,527	99.65	1,730,918	0.35
Indira Samarasekera	491,121,319	99.75	1,218,760	0.25
D. Michael G. Stewart	490,975,180	99.72	1,358,778	0.28
Siim A. Vanaselja	460,603,007	93.55	31,739,438	6.45
Richard E. Waugh	490,705,701	99.67	1,636,741	0.33

2. Appointment of Auditors

By a resolution passed via show of hands, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of TransCanada to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
487,438,662	95.61	22,381,385	4.39

3. Acceptance of TransCanada’s Approach to Executive Compensation

By resolution passed via ballot, on an advisory basis, the TransCanada’s approach to Executive Compensation was approved. The results of the ballot were as follows:

Votes For	% Votes For	Votes Against	% Votes Against
479,504,611	97.39	12,834,594	2.61